Exhibit 1

Crow Technologies 1977 Ltd.
P.C. 52003543-7
(the “Company”)

Notice of special General Meeting of the Shareholders of the Company

Under the Companies Regulations (Publication of Notice of General Meeting and Class Meeting in a Public Company),
2000

Notice is hereby given of a special general meeting of the shareholders of the Company, which will convene at the Company’s offices at 12 Kineret Street, Airport City, Israel, on Tuesday, February 28, 2006 at 16:30 pm.

1.	On the Agenda is a resolution with respect to the following matter: Extension of term of office of Mr. Uri Bar-Ner, as an independent director in the Company, for an additional term of three years (until February 10, 2009) under the same terms of the initial term of office.

2.	The Required Majority:

2.1.	The majority required at the meeting for the approval of the resolution described under Section 1 above is the majority of the shareholders present and voting at the meeting – provided that one of the following shall occur:

2.1.1.	Such majority at the meeting shall include at least a third of the votes of the shareholders, present at the meeting, who do not have a personal interest in approving the resolution; when counting the entire votes of such shareholders, those who abstain shall not be considered.

2.1.2.	The sum of the opposing votes out of the shareholders referred to in subsection 2.1.1 above does not constitute more than one percent of the entire voting rights in the Company.

3.	The record date for the purpose of determining the shareholders entitled to participate and vote at the general meeting is February 12, 2006.

4.	A quorum for the transaction of business at the meeting shall be present if there shall be present, in person or by proxy, two shareholders who hold or represent shares constituting forty percent (40%) of the voting rights at the Company. If after half an hour from the time set for the meeting, a quorum shall not be present, the meeting shall automatically adjourn for one week, at the same hour and same place, without giving notice thereof to the members. If in such adjourned meeting, a quorum shall not present within half an hour from the time set for the meeting, then the meeting shall take place with any number of shareholders present thereon.

5.	A shareholder may appoint a proxy to vote in its place. A proxy does not have to be a shareholder of the Company. The appointment of a proxy will be in writing, executed by the person granting the proxy or by his attorney in fact, who was authorized for that purpose in writing, and if the person granting the proxy is a corporation, the appointment shall be executed by that corporation. A proxy and a power of attorney or another instrument (if there is such), or a notarized copy thereof, shall be deposited at the Company’s offices at its above mentioned address, at least 48 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid. A proxy shall have no effect after 12 months from the date it was executed.

6.	The complete form of the proposed resolutions and any ancillary documents, may be viewed – at the offices of the Company at its above mentioned address, on Sunday – Thursday between the hours 9:00 am – 1:00 pm, upon prior coordination with Mr. Jacob Batchon. The telephone number at the offices of the Company is 972-3-9726000, the fax number is 972-3-9726001.

Sincerely yours,

Crow Technologies 1977 Ltd